RATTLER MIDSTREAM LP

500 West Texas Avenue

Suite 1200

Midland, Texas 79701

February 19, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director, Office of Consumer Products

Adam Phippen, Staff Accountant

Donna Di Silvio, Staff Accountant

Danilo Castelli, Staff Attorney

Re:	Rattler Midstream Partners LP

Amendment No. 2 to Registration Statement on Form S-1

Filed January 22, 2019

File No. 333-226645

Ladies and Gentlemen:

Set forth below are the responses of Rattler Midstream LP, a Delaware limited partnership formerly known as Rattler Midstream Partners LP (the “Partnership”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 4, 2019 with respect to Amendment No. 2 to the Registration Statement on Form S-1 submitted to the Staff on January 22, 2019, File No. 333-226645 (the “Registration Statement”).

The Partnership has amended the Registration Statement and filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Commission on the date hereof to, among other things, address the Staff’s comments. For your convenience, the Partnership has set forth below each Staff comment followed by the Partnership’s response. Caption references and page numbers refer to the captions and pages contained in Amendment No. 3, unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 3.

Risk Factors

Risks Inherent in an Investment in Us

“Holders of our common units may not be entitled to a jury trial …” page 58

1.

We note your response to comment 3, and your amended disclosure that “[n]o condition, stipulation or provision of the partnership agreement or our common units serves as a waiver by any holder or beneficial owner of our common units or

United States Securities and Exchange Commission

February 19, 2019

by us of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder” (emphasis added). Please revise your registration statement to remove the limiting language underlined above, so your disclosure conveys that the jury waiver provision in your partnership agreement does not serve as a waiver of compliance with any and all U.S. federal securities laws, rules, and regulations.

Response: In response to the Staff’s comment, the Partnership has removed the limiting language from the referenced portion of the risk factor discussing entitlement to a jury trial.

Cash Distribution Policy and Restrictions on Distributions

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending , 2019

Revenue, page 74

2.

Enhance your disclosure to elaborate upon your expectations around Diamondback’s drilling and completion activities on your Dedicated Acreage, with a view to understanding how you have arrived at the forecasted revenue information you present.

Response: In response to the Staff’s comment, the Partnership has added disclosure on page 74 to help explain how it arrived at the forecasted revenue information presented.

United States Securities and Exchange Commission

February 19, 2019

*        *        *         *        *

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours, /s/ Teresa L. Dick Teresa L. Dick Chief Financial Officer Executive Vice President and Assistant Secretary

cc:	Seth R. Molay, P.C.

Akin Gump Strauss Hauer & Feld LLP